UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bell, William M.
   P.O. Box 25848
   Oklahoma City, Oklahoma  73125
   USA
2. Issuer Name and Ticker or Trading Symbol
   Liberty Bancorp, Inc.
   LBNA
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   April, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Sr. Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |4-11-9|M   | |27,638            |A  |12.40      |                   |      |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common Stock               |4-11-9|M   | |12,000            |A  |14.75      |                   |      |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common Stock               |4-11-9|M   | |5,808             |A  |28.875     |49,047             |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |3,332[1]           |I     |By ESOP Trust              |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |12.40   |4-11-|M   | |27,638     |D  |12-18|12-18|Common Stock|27,638 |       |0           |D  |            |
(Right to Buy)        |        |97   |    | |           |   |-96  |-00  |            |       |       |            |   |            |
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Employee Stock Option |14.75   |4-11-|M   | |12,000     |D  |3-31-|4-22-|Common Stock|12,000 |       |0           |D  |            |
(Right to Buy)        |        |97   |    | |           |   |97   |02   |            |       |       |            |   |            |
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Employee Stock Option |28.875  |4-11-|M   | |5,808      |D  |3-17-|12-16|Common Stock|5,808  |       |5,192       |D  |            |
(Right to Buy)        |        |97   |    | |           |   |96   |-02  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
[1] Between October 1, 1996 and December 31, 1996 reporting person acquired 56 shares of LBNA common stock under the Liberty Bancorp, Inc.
Salary Deferral, Profit Sharing and Employee Stock Ownership Plan and Trust (the "Plan"). Due to previous recordkeeping errors by the Plan's
Trustee, reporting person's account balance was reduced by 61 shares, resulting in a net decrease of 5 shares during such period. This is the most recent information available to reporting person.
SIGNATURE OF REPORTING PERSON
/s/  William M. Bell
DATE
4-30-97